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04016834

S] S
COMMISSION
0549

Amended

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEAM SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6912 OWENSMOUTH AVENUE SUITE 210

CANOGA PARK, CA 91303 (No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STAN BRANDENBURG (818) 887-9855

(Area Code – Telephone Number)

MAY 0 5 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.H. JOHNSTON ACCOUNTANCY INC.

(Name – *if individual, state last, first, middle name*)

21031 VENTURA BLVD SUITE 210, WOODLAND HILLS, CA 91326

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES (CONTINUED)

YEAR ENDED DECEMBER 31, 2003

RECONCILIATION OF REVENUES REPORTED

Revenues reported on Forms X-17A-5 for the year ended December 31, 2003:

Period 1-1-03 through 3-31-03	$ 10,155
Period 4-1-03 through 6-30-03	6,979
Period 7-1-03 through 9-30-03	1,585
Period 10-1-03 through 12-31-03	10,375
Total revenues reported for the fiscal year ended on Forms X-17A-5	29,094
Adjustments - Net	24,308
Total revenues per annual report	$ 53,402

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of Rule 15c3-3 under Section (k)(2)(i).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

The Company will operate pursuant to SEC Rule 15c3-3 (k)(2)(i) and is exempt from possession or control requirements.

Team Securities Incorporated
6912 Owensmouth Avenue, Suite 210
Canoga Park, Ca 91303
Tel: 818-887-9855 Fax: 818-887-5526

May 2, 2004

SEC
Division of Market Regulation
450 5th Street, N.W
Washington, DC 20549

MAY 2 5 2004

RE: Attached Letter Dated 4/14/04

To Whom It May Concern:

I was advised to amend the corporation's 2003 annual filing of audited financial statements by the way of a copy of the facing page with the additional information on the attached page #9.

We apologize for the inconvenience.

Very Truly Yours,

Stan Brandenburg, E.A.
President

SB/cac